UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tengion, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88034G 10 9

(CUSIP Number)

HealthCap IV, L.P.

18 Avenue d’Ouchy

Lausanne, V8 CH-1006

With a copy to:

Martin J. Waters

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88034G 10 9
1.	Names of Reporting Persons. HealthCap IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,725,493 shares of Common Stock (2)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,725,493 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,725,493 shares of Common Stock (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.0% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.
(2)	Includes 2,332,567 shares of Common Stock and a Warrant to Purchase 1,356,916 shares of Common Stock held directly by HealthCap LP; 170,183 shares of Common Stock and a Warrant to Purchase 99,002 shares of Common Stock held directly by HealthCap KB; 1,685,465 shares of Common Stock and a Warrant to Purchase 980,480 share sof Common Stock held directly by HealthCap BIS; and 63,778 shares of Common Stock and a Warrant to Purchase 37,102 shares of Common Stock held directly by OFCO Club.
(3)	This percentage is based upon 25,909,186 shares of Common Stock, including 2,473,500 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock, outstanding as March 4, 2011.

SCHEDULE 13D

CUSIP No. 88034G 10 9
1.	Names of Reporting Persons. HealthCap IV K.B.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,725,493 shares of Common Stock
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,725,493 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,725,493 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.0%
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap

LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.
(2)	Includes 2,332,567 shares of Common Stock and a Warrant to Purchase 1,356,916 shares of Common Stock held directly by HealthCap LP; 170,183 shares of Common Stock and a Warrant to Purchase 99,002 shares of Common Stock held directly by HealthCap KB; 1,685,465 shares of Common Stock and a Warrant to Purchase 980,480 share sof Common Stock held directly by HealthCap BIS; and 63,778 shares of Common Stock and a Warrant to Purchase 37,102 shares of Common Stock held directly by OFCO Club.
(3)	This percentage is based upon 25,909,186 shares of Common Stock, including 2,473,500 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock, outstanding as March 4, 2011.

SCHEDULE 13D

CUSIP No. 88034G 10 9
1.	Names of Reporting Persons. HealthCap IV BIS, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,725,493 shares of Common Stock
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,725,493 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,725,493 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.0%
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap

LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.
(2)	Includes 2,332,567 shares of Common Stock and a Warrant to Purchase 1,356,916 shares of Common Stock held directly by HealthCap LP; 170,183 shares of Common Stock and a Warrant to Purchase 99,002 shares of Common Stock held directly by HealthCap KB; 1,685,465 shares of Common Stock and a Warrant to Purchase 980,480 share sof Common Stock held directly by HealthCap BIS; and 63,778 shares of Common Stock and a Warrant to Purchase 37,102 shares of Common Stock held directly by OFCO Club.
(3)	This percentage is based upon 25,909,186 shares of Common Stock, including 2,473,500 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock, outstanding as March 4, 2011.

SCHEDULE 13D

CUSIP No. 88034G 10 9
1.	Names of Reporting Persons. OFCO Club IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,725,493 shares of Common Stock
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,725,493 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,725,493 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.0%
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap

LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.
(2)	Includes 2,332,567 shares of Common Stock and a Warrant to Purchase 1,356,916 shares of Common Stock held directly by HealthCap LP; 170,183 shares of Common Stock and a Warrant to Purchase 99,002 shares of Common Stock held directly by HealthCap KB; 1,685,465 shares of Common Stock and a Warrant to Purchase 980,480 share sof Common Stock held directly by HealthCap BIS; and 63,778 shares of Common Stock and a Warrant to Purchase 37,102 shares of Common Stock held directly by OFCO Club.
(3)	This percentage is based upon 25,909,186 shares of Common Stock, including 2,473,500 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock, outstanding as March 4, 2011.

Schedule 13D

Item 1. Security and Issuer

This Statement on Schedule 13D relates to common shares, $0.001 par value per share (the “Shares”) of Tengion, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”), having its principal place of business at 2900 Potshop Lane, East Norriton, PA 19403.

Item 2. Identity and Background

(a) This statement is filed by:

(i)	HealthCap IV, L.P., a Delaware limited partnership (“HealthCap LP”);

(ii)	HealthCap IV, K.B., a Swedish limited partnership (Kommanditbolag) (“HealthCap KB”);

(iii)	HealthCap IV BIS, L.P., a Delaware limited partnership (“HealthCap BIS”); and

(iv)	OFCO Club IV, a Swedish non-registered partnership (enkelt bolag) legally existing under the laws of Sweden. (Swedish non-registered partnerships are regulated in the Swedish Law – Lag (1980:1102) om handelsbolag och enkla bolag) (“OFCO Club”).

Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons.

(b) The address of the principal office of each of the Reporting Persons is:

HealthCap IV, L.P.

18 Avenue d’Ouchy

Lausanne, Switzerland CH-1006

HealthCap IV, K.B.

Strandvägen 5B

SE-114 51, Stockholm, Sweden

HealthCap IV BIS, L.P.

18 Avenue d’Ouchy

Lausanne, Switzerland CH-1006

OFCO Club IV

C/O Odlander, Fredrikson & Co AB

Strandvägen 5B

SE-114 51, Stockholm, Sweden

(c) The principal business of each Reporting Person:

HealthCap IV, L.P. is a venture capital investor focused on the health care sector.

HealthCap IV, K.B. is a venture capital investor focused on the health care sector.

HealthCap IV BIS, L.P. is a venture capital investor focused on the health care sector.

OFCO Club IV is a venture capital investor focused on the health care sector.

Schedule 13D

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) See 2(a) and 2(b) above.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to a Securities Purchase Agreement (the “Purchase Agreement”), dated as of March 1, 2011, between the Issuer and each purchaser identified on the signature pages thereto, on March 4, 2011, the Reporting Persons purchased from the Issuer an aggregate of 2,473,500 Shares, at a purchase price of US $2.83 per share, and received Warrants to purchase an additional aggregate of 2,473,500 Shares (the “Warrants”), at an exercise price of US $2.88 per share, for an aggregate purchase price of US $7,000,005. The funds for the purchase were provided form the working capital of each Reporting Person.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

In connection with the Purchase Agreement, the Issuer and the several purchasers signatory thereto, entered into a Registration Rights Agreement (the “Rights Agreement”), dated as of March 4, 2011. Pursuant to the Rights Agreement, the Issuer shall prepare and file with the Securities and Exchange Commission a registration statement covering the resale of all of the Shares not already covered by an existing and effective registration statement on or prior to the forty-fifth (45th) day following March 4, 2011 and indemnify, defend and hold harmless each holder of Shares in connection therewith.

The Shares held by the Reporting Persons are held for investment purposes. The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine, subject to any legal and contractual restrictions, (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results, as specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions and the conditions in the industries served by the Reporting Persons and the Issuer, respectively; and money and stock market conditions, including the market price of the securities of the Issuer; and the Reporting Persons’ contractual obligations with respect to the Shares.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 25,909,186 Shares outstanding, including 2,473,500 Shares issuable upon the exercise of the Warrants.

(A)	HealthCap LP

Schedule 13D

(a) HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap LP and has voting and investment control over the shares held by HealthCap LP. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap LP and may be deemed to have indirect beneficial ownership of the shares held by HealthCap LP. Such persons disclaim beneficial ownership of shares held by HealthCap LP except to the extent of any pecuniary interest therein.

Aggregate Percentage: Approximately 26%.

(b) 1. Sole power to vote or direct vote: None

 2. Shared power to vote or direct vote: 6,725,493 (1)

 3. Sole power to dispose or direct the disposition: None

 4. Shared power to dispose or direct the disposition: 6,725,493 (1)

(c) Aside from the acquisition of 4,947,000 (2) Shares pursuant to the Purchase Agreement as described in Item 3, there have been no transactions in Shares by HealthCap LP during the past sixty days.

(B)	HealthCap KB

(a) HealthCap IV GP AB, L.L.C. (“HealthCap AB”), is the sole general partner of HealthCap KB and has voting and investment control over the shares held by HealthCap KB. HealthCap AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap AB, may be deemed to possess voting and investment control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap KB except to the extent of any pecuniary interest therein.

Aggregate Percentage: Approximately 26%.

(b) 1. Sole power to vote or direct vote: None

 2. Shared power to vote or direct vote: 6,725,493 (1)

 3. Sole power to dispose or direct the disposition: None

 4. Shared power to dispose or direct the disposition: 6,725,493 (1)

(c) Aside from the acquisition of 4,947,000 (2) Shares pursuant to the Purchase Agreement as described in Item 3, there have been no transactions in Shares by HealthCap KB during the past sixty days.

(C)	HealthCap BIS

(a) HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap BIS and has voting and investment control over the shares held by HealthCap BIS. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap BIS and may be deemed to have indirect beneficial ownership of the shares held by HealthCap BIS. Such persons disclaim beneficial ownership of shares held by HealthCap BIS except to the extent of any pecuniary interest therein.

Schedule 13D

Aggregate Percentage: Approximately 26%.

(b) 1. Sole power to vote or direct vote: None

 2. Shared power to vote or direct vote: 6,725,493 (1)

 3. Sole power to dispose or direct the disposition: None

 4. Shared power to dispose or direct the disposition: 6,725,493 (1)

(c) Aside from the acquisition of 4,947,000 (2) Shares pursuant to the Purchase Agreement as described in Item 3, there have been no transactions in Shares by HealthCap KB during the past sixty days.

(D)	OFCO Club

(a) Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO Club and has voting and investment control over the shares held by OFCO Club. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of OFCO AB, may be deemed to possess voting and investment control over the shares held by OFCO Club and may be deemed to have indirect beneficial ownership of the shares held by OFCO Club. Such persons disclaim beneficial ownership of shares held by OFCO Club except to the extent of any pecuniary interest therein.

Aggregate Percentage: Approximately 26%.

(b) 1. Sole power to vote or direct vote: None

 2. Shared power to vote or direct vote: 6,725,493 (1)

 3. Sole power to dispose or direct the disposition: None

 4. Shared power to dispose or direct the disposition: 6,725,493 (1)

(c) Aside from the acquisition of 4,947,000 (2) Shares pursuant to the Purchase Agreement as described in Item 3, there have been no transactions in Shares by HealthCap KB during the past sixty days.

(1)	Includes 2,332,567 shares of Common Stock and a Warrant to Purchase 1,356,916 shares of Common Stock held directly by HealthCap LP; 170,183 shares of Common Stock and a Warrant to Purchase 99,002 shares of Common Stock held directly by HealthCap KB; 1,685,465 shares of Common Stock and a Warrant to Purchase 980,480 share sof Common Stock held directly by HealthCap BIS; and 63,778 shares of Common Stock and a Warrant to Purchase 37,102 shares of Common Stock held directly by OFCO Club.
(2)	Includes Warrants to Purchase an aggregate of 2,473,500 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities

On March 4, 2011, Issuer and the Reporting Persons entered into a Registration Rights Agreement.

Other than as described herein, the Reporting Persons filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Registration Rights Agreement, dated as of March 4, 2011, between the Issuer and the Reporting Persons.

Schedule 13D

Exhibit 99.1: Agreement

Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2011	HealthCap IV, L.P.
By its Sole General Partner, HealthCap IV GP SA, L.L.C.

	By:	/s/ Peder Fredrikson
	Print Name:	Peder Fredrikson
	Print Title:	President

Date: March 14, 2011	HealthCap IV, K.B. By its Sole General Partner, HealthCap IV GP AB, L.L.C.

	By:	/s/ Per Samuelsson
	Print Name:	Per Samuelsson
	Print Title:	Partner

	By:	/s/ Björn Odlander
	Print Name:	Björn Odlander
	Print Title:	Partner

Date: March 14, 2011	HealthCap IV BIS, L.P. By its Sole General Partner, HealthCap IV GP SA, L.L.C.

	By:	/s/ Peder Fredrikson
	Print Name:	Peder Fredrikson
	Print Title:	President

Date: March 14, 2011	OFCO Club IVB
By Odlander, Fredrikson & Co AB, L.L.C., as a member and on behalf of all members, if any, of the OFCO Club IV

	By:	/s/ Per Samuelsson
	Print Name:	Per Samuelsson
	Print Title:	Partner

	By:	/s/ Björn Odlander
	Print Name:	Björn Odlander
	Print Title:	Partner